May 16, 2008

Dear Warrantholder:

The purpose of this letter is to advise you that Metallica Resources Inc. ("Metallica"), New Gold Inc. ("New Gold"), and Peak Gold Ltd. ("Peak") have entered into an agreement with respect to the business combination of Metallica, New Gold and Peak (the "Business Combination Agreement"). The business combination will be effected by way of statutory plan of arrangement of Metallica pursuant to Section 192 of the Canada Business Corporations Act (the "Arrangement"), whereby New Gold will acquire all of the outstanding common shares of Metallica (the "Metallica Common Shares") and effect certain related transactions. Pursuant to the Arrangement, Metallica shareholders will receive 0.9 of a common share of New Gold ("New Gold Common Share") plus C$0.0001 in cash for each Metallica Common Share. Shareholders of Peak will be asked, at a special meeting to be held on the same day as the Meeting, to approve an arrangement (the "BC Arrangement") pursuant to which all of the common shares of Peak will be acquired by New Gold and Peak will also become a wholly-owned subsidiary of New Gold. The Arrangement will not proceed unless the BC Arrangement is completed concurrently. Subject to obtaining court approval and satisfying all other conditions to closing, including the approval of Metallica’s shareholders, it is anticipated that the Transaction will be completed on June 30, 2008.

Upon completion of the Arrangement, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time of the Arrangement will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, in lieu of each Metallica Common Share to which such holder would have been entitled upon such conversion, but for the same aggregate consideration payable therefor, 0.9 of a New Gold Common Share and C$0.0001 in cash. As is the case under the existing terms of the Metallica Warrants with respect to Metallica Common Shares obtained upon exercise, New Gold Common Shares obtained upon exercise after the Effective Time may be subject to restrictions upon resale as specified in the relevant Metallica Warrants. Holders of Metallica Warrants should consult their professional advisors with respect to these conditions and restrictions. The Metallica Warrants that are currently listed on the TSX will remain listed on the TSX after completion of the Arrangement.

The above-noted steps will occur automatically as part of the Arrangement. The certificate currently evidencing the Metallica Warrant holder’s rights will continue to evidence such rights, and no further action is required on the part of holders of Metallica Warrants.

Yours very truly,

Craig J. Nelsen
Director and Chairman of the Board